(Multicurrency—Cross Border)



International Swap Dealers Association, Inc.

MASTER AGREEMENT

dated as of April 6, 2006

Bear Stearns Financial Products Inc. *("Party A")*	and	**Long Beach Mortgage Loan Supplemental** **Interest Trust Series 2006-3** *("Party B")*

have entered and/or anticipate entering into one or more transactions (each a "Transaction") that are or will be governed by this Master Agreement, which includes the schedule (the "Schedule"), and the documents and other confirming evidence (each a "Confirmation") exchanged between the parties confirming those Transactions.

Accordingly, the parties agree as follows:—

1.   Interpretation

(a)   *Definitions*. The terms defined in Section 14 and in the Schedule will have the meanings therein specified for the purpose of this Master Agreement.

(b)   *Inconsistency*. In the event of any inconsistency between the provisions of the Schedule and the other provisions of this Master Agreement, the Schedule will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement (including the Schedule), such Confirmation will prevail for the purpose of the relevant Transaction.

(c)   *Single Agreement*. All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "Agreement"), and the parties would not otherwise enter into any Transactions.

2.   Obligations

(a)   *General Conditions*.

(i)   Each party will make each payment or delivery specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

(ii) Payments under this Agreement will be made on the due date for value on that date in the place of the account specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency. Where settlement is by delivery (that is, other than by payment), such delivery will be made for receipt on the due date in the manner customary for the relevant obligation unless otherwise specified in the relevant Confirmation or elsewhere in this Agreement.

(iii) Each obligation of each party under Section 2(a)(i) is subject to (1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing, (2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated and (3) each other applicable condition precedent specified in this Agreement.

value of that which was (or would have been) required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency, of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(e) or, if each party is so obliged, it shall be the average of the Termination Currency Equivalents of the fair market values reasonably determined by both parties.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

Bear Stearns Financial Products Inc.　　　　**Long Beach Mortgage Loan Supplemental Interest Trust Series 2006-3**

By Deutsche Bank National Trust Company,
not in its individual capacity but solely
as Trustee on behalf of the Trust

By: _____　　　　By: _____

Name:　　　　　　　　　　　　　　　　Name:
Title:　　　　　　　　　　　　　　　　Title:
Date:　　　　　　　　　　　　　　　　Date:

By: _____

Name:
Title:
Date:

**SCHEDULE
to the
Master Agreement**

dated as of April 6, 2006

between

BEAR STEARNS FINANCIAL PRODUCTS INC.		LONG BEACH MORTGAGE LOAN SUPPLEMENTAL INTEREST TRUST
	and	2006-3
_____		_____
("Party A")		("Party B")

Part 1

Termination Provisions.

(a) *"Specified Entity"* means in relation to Party A for the purpose of:

Section 5(a)(v),	Not applicable
Section 5(a)(vi),	Not applicable
Section 5(a)(vii),	Not applicable
Section 5(b)(iv),	Not applicable

and in relation to Party B for the purpose of:

Section 5(a)(v),	Not applicable
Section 5(a)(vi),	Not applicable
Section 5(a)(vii),	Not applicable
Section 5(b)(iv),	Not applicable

(b) *"Specified Transaction"* will have the meaning specified in Section 14 of this Agreement.

(c) *Certain Events of Default.* The following Events of Default will apply to the parties as specified below, and the definition of "Event of Default" in Section 14 is deemed to be modified accordingly:

Section 5(a)(i) (<u>Failure to Pay or Deliver</u>) will apply to Party A and Party B.
Section 5(a)(ii) (<u>Breach of Agreement</u>) will not apply to Party A or Party B.
Section 5(a)(iii) (<u>Credit Support Default</u>) will not apply to Party A or Party B.

Section 5(a)(iv) (<u>Misrepresentation</u>) will not apply to Party A or Party B.

Section 5(a)(v) (<u>Default under Specified Transaction</u>) will not apply to Party A or Party B.

Section 5(a)(vi) (<u>Cross Default</u>) will not apply to Party A or Party B.

Section 5(a)(vii) (<u>Bankruptcy</u>) will apply to Party A and Party B; provided that clause (2) thereof shall not apply to Party B.

Section 5(a)(viii) (<u>Merger without Assumption</u>) will apply to Party A and will not apply to Party B.

(d) ***Termination Events.*** The following Termination Events will apply to the parties as specified below:

Section 5(b)(i) (<u>Illegality</u>) will apply to Party A and Party B.

Section 5(b)(ii) (<u>Tax Event</u>) will apply to Party A and Party B.

Section 5(b)(iii) (<u>Tax Event upon Merger</u>) will apply to Party A and will not apply to Party B.

Section 5(b)(iv) (<u>Credit Event upon Merger</u>) will not apply to Party A or Party B.

(e) The ***"Automatic Early Termination"*** provision of Section 6(a) of this Agreement will not apply to Party A or Party B.

(f) ***Payments on Early Termination***. For the purpose of Section 6(e) of this Agreement:

(i) Market Quotation will apply.

(ii) The Second Method will apply.

(g) ***"Termination Currency"*** means United States Dollars.

(h) ***Additional Termination Events.*** The following Additional Termination Events will apply, in each case with respect to Party B as the sole Affected Party (unless otherwise provided below):

(i) Party A fails to comply with the Downgrade Provisions as set forth in Part 5(b). For all purposes of this Agreement, Party A shall be the sole Affected Party with respect to the occurrence of a Termination Event described in this Part 1(h)(i).

(ii) The Pooling and Servicing Agreement dated as of April 1, 2006 among Long Beach Securities Corp. as Depositor, Long Beach Mortgage Company as Master Servicer and Deutsche Bank National Trust Company as Trustee for the Trust (the "**Trustee**") as amended and supplemented from time to time (the "**PSA**") or other transaction document is amended or modified without the prior written consent of Party A, where such consent is required under the terms of the PSA.

(iii) The Trust is terminated pursuant to PSA.

(iv) The deposit of the Termination Price by the Terminator with the Trust pursuant to Section 9.01 of the PSA on a date that is no later than the Determination Date in the month immediately preceding the Distribution Date in which the Certificates will be retired; provided that the Early Termination Date may not occur until a date that is no earlier than the Business Day after the Distribution Date falling in the month immediately preceding the Distribution Date on which the Certificates will be retired pursuant to Section 9.01 of the PSA.

SE 2150906 v3
(26425.0081)

Part 2

Tax Representations.

(a) ***Payer Representations.*** For the purpose of Section 3(e) of this Agreement, Party A will make the following representation and Party B will make the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e) of this Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of this Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of this Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of this Agreement and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of this Agreement, provided that it shall not be a breach of this representation where reliance is placed on clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) of this Agreement by reason of material prejudice to its legal or commercial position.

(b) ***Payee Representations.*** For the purpose of Section 3(f) of this Agreement, Party A and Party B make the representations specified below, if any:

(i)   Party A makes the following representation to Party B:

    (A)   Party A is entering into each Transaction in the ordinary course of its trade as, and is, a [_____].

    (B)   Party A has been approved as a [_____].

    (C)   Party A's Withholding Foreign Partnership Employer Identification Number is [_____].

    (D)   Party A is a partnership that agrees to comply with any withholding obligation under Section 1446 of the Internal Revenue Code.

(ii) Party B makes no representations for the purpose of Section 3(f) of this Agreement.

SE 2150906 v3
(26425.0081)

Part 3

Agreement to Deliver Documents.

For the purpose of Sections 4(a)(i) and (ii) of this Agreement, each party agrees to deliver the following documents, as applicable:

(a) Tax forms, documents or certificates to be delivered are:— None

(b) Other documents to be delivered are:—

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
Party A	Certified copy of the board of directors resolution (or equivalent authorizing documentation) which sets forth the authority of each signatory to this Agreement and each Credit Support Document (if any) signing on its behalf and the authority of such party to enter into Transactions contemplated and performance of its obligations hereunder.	Concurrently with the execution and delivery of this Agreement.	Yes
Party A and Party B	Incumbency certificate (or, if available the current authorized signature book or equivalent authorizing documentation) specifying the names, titles, authority and specimen signatures of the persons authorized to execute this Agreement which sets forth the specimen signatures of each signatory to this Agreement, each Confirmation and each Credit Support Document (if any) signing on its behalf.	Concurrently with the execution and delivery of this Agreement unless previously delivered and still in full force and effect.	Yes
Party A and B	An opinion of counsel to such party reasonably satisfactory in form and substance to the other party.	Concurrently with the execution and delivery of the Confirmation unless previously delivered and still in full force and effect.	No
Party B	An executed copy of the PSA.	Within 30 days after the date of this Agreement.	Yes

22

SE 2150906 v3
(26425.0081)

Part 4.

Miscellaneous.

(a) *Addresses for Notices.* For the purposes of Section 12(a) of this Agreement:

Party A:

(1)   Address for notices or communications to Party A (other than by facsimile):-

Address: _____   Attention: _____
            _____   _____
            _____   _____

Telex No.:   _____   Answerback: _____

(For all purposes.)

(2)   For the purpose of facsimile notices or communications under this Agreement (other than a notice or communication under Section 5 or 6):-

Facsimile No.:   _____
Attention: _____

Telephone number for oral confirmation of receipt of facsimile in legible form: [_____]
Designated responsible employee for the purposes of Section 12(a)(iii): [_____]

Party B: Long Beach Mortgage Loan Supplemental Interest Trust 2006-3

c/o: Deutsche Bank National Trust Company
        1761 East St. Andrew Place,
        Santa Ana,
        California 92705-4934
        Attention: Long Beach Mortgage Loan Supplemental Interest Trust 2006-3

(b) *Process Agent.* For the purposes of Section 13(c) of this Agreement:

Party A appoints as its Process Agent:

            _____
            _____
            _____

        Attention: _____

Party B appoints as its Process Agent: Not applicable.

(c) *Offices.* With respect to Party A, the provisions of Section 10(a) will apply to this Agreement.

(d) *Multibranch Party.* For the purpose of Section 10(c) of this Agreement:

SE 2150906 v3
(26425.0081)

Party A is not a Multibranch Party.
Party B is not a Multibranch Party.

(e) ***Calculation Agent.*** The Calculation Agent is Party A.

(f) ***Credit Support Document.*** Credit Support Document means

With respect to Party A: The Credit Support Annex (upon the occurrence of a Collateralization Event or Rating Event, each as defined under Part 5(b)).

With respect to Party B: The PSA.

(g) ***Credit Support Provider.***

Credit Support Provider means in relation to Party A: Not applicable.
Credit Support Provider means in relation to Party B: Not applicable.

(h) ***Governing Law.*** This Agreement will be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine other than New York General Obligation Law Sections 5-1401 and 5-1402).

(i) ***Netting of Payments.*** Subparagraph (ii) of Section 2(c) of this Agreement will apply to all Transactions.

(j) ***"Affiliate."*** Each of Party A and Party B shall be deemed to have no Affiliates.

SE 2150906 v3
(26425.0081)

Part 5.

Other Provisions.

(a) *Definitions.*

Any capitalized terms used but not otherwise defined in this Agreement shall have the meanings assigned to them (or incorporated by reference) in the PSA. In the event of any inconsistency between the terms of this Agreement and the terms of the PSA, this Agreement will govern.

(b) *Downgrade Provisions.*

(1) It shall be a collateralization event (a "**Collateralization Event**") if (A) (i) the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of Party A are rated below "A1" by Moody's Investors Service, Inc. ("**Moody's**") or are rated "A1" by Moody's and such rating is on watch for possible downgrade (but only for so long as it is on watch for possible downgrade) and (ii) the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of Party A are rated below "P-1" by Moody's or are rated "P-1" by Moody's and such rating is on watch for possible downgrade (but only for so long as it is on watch for possible downgrade), (B) no short-term rating is available from Moody's and the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of Party A are rated below "Aa3" by Moody's or are rated "Aa3" by Moody's and such rating is on watch for possible downgrade (but only for so long as it is on watch for possible downgrade), or (C) either (i) the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of Party A are rated below "A-1" by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("**S&P**") or (ii) if Party A does not have a short-term rating from S&P, the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of Party A are rated below "A+" by S&P or (D) either (i) the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of Party A are rated at least "A" by Fitch, Inc. ("Fitch") or (ii) the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of Party A are rated at least "F-1" by Fitch. For the avoidance of doubt, the parties hereby acknowledge and agree that notwithstanding the occurrence of a Collateralization Event, this Agreement and each Transaction hereunder shall continue to qualify as a Swap Agreement for purposes of the distribution priorities in Article IV of the PSA. During any period in which a Collateralization Event is occurring, Party A shall, at its own expense, and subject to satisfaction of the Rating Agency Condition either (i) post collateral according to the terms of the 1994 ISDA Credit Support Annex to this Schedule , including Paragraph 13, thereof (the "**Credit Support Annex**"), (ii) furnish a guarantee of Party A's obligations under this Agreement from a guarantor with a long-term credit rating greater than or equal to "A+" by S&P and "Aa3" by Moody's, or (iii) obtain a substitute counterparty that (a) is reasonably acceptable to Party B, (b) satisfies the Hedge Counterparty Ratings Requirement (as defined herein) and (c) assumes the obligations of Party A under this Agreement (through an assignment and assumption agreement in form and substance reasonably satisfactory to Party B) or replaces the outstanding Transactions hereunder with transactions on identical terms, except that Party A shall be replaced as counterparty, provided that such substitute counterparty, as of the date of such assumption or replacement, must not, as a result thereof, be required to withhold or deduct on account of tax under the Agreement or the new transactions, as applicable, and such assumption or replacement must not lead to a termination event or event of default occurring in respect of the new transactions, as applicable. To the extent that Party A elects or is required to post collateral pursuant to this Part 5(b)(1), Party A shall request its legal counsel to deliver to each applicable Rating Agency within thirty (30) calendar days of the occurrence of such Collateralization Event an opinion as to the enforceability of the Credit Support Annex.

(2) It shall be a ratings event (a "**Ratings Event**") if at any time after the date hereof Party A shall fail to satisfy the Hedge Counterparty Ratings Threshold. "**Hedge Counterparty Ratings Threshold**" shall mean (A) the unsecured, unguaranteed and otherwise unsupported long-term senior debt

SE 2150906 v3
(26425.0081)

obligations of Party A are rated at least "BBB-" by S&P, (B) the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of Party A are rated at least "A3" by Moody's (and such rating is not on watch for possible downgrade) and the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of Party A are rated at least "P-2" by Moody's (and such rating is not on watch for possible downgrade), and (C) either (i) the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of Party A are rated at least "BBB+" by Fitch, Inc. ("**Fitch**") or (ii) the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of Party B are rated at least "F1" by Fitch. For the avoidance of all doubts, the parties hereby acknowledge and agree that notwithstanding the occurrence of a Ratings Event, this Agreement and each Transaction hereunder shall continue to qualify as a Swap Agreement for purposes of the distribution priorities in Section 4.01 of the PSA.

(3) Following a Ratings Event, Party A shall take the following actions:

(a) Within 30 days (or, in the case of a failure to meet the requirements of subparagraph (A) of the definition of "Hedge Counterparty Ratings Threshold," within 10 business days) of the Ratings Event, Party A, at its sole expense, shall (i) obtain a substitute counterparty that (A) satisfies the Rating Agency Condition, (B) satisfies the Hedge Counterparty Ratings Requirement and (C) assumes the obligations of Party A under this Agreement (through an assignment and assumption agreement in form and substance reasonably satisfactory to Party B) or replaces the outstanding Transactions hereunder with transactions on identical terms, except that Party A shall be replaced as counterparty, provided that such substitute counterparty, as of the date of such assumption or replacement, must not, as a result thereof, be required to withhold or deduct on account of tax under the Agreement or the new transactions, as applicable, and such assumption or replacement must not lead to a termination event or event of default occurring in respect of the new transactions, as applicable, and (ii) on or prior to the expiration of such period, post collateral according to the terms of the Credit Support Annex. Notwithstanding anything contained herein to the contrary, if Party A is required to transfer its rights and obligations under this Agreement pursuant to this Part 5(b)(3) as a result of a rating issued by S&P, Party A shall, at all times prior to such transfer, be required to post collateral in accordance with (i) the terms of the Credit Support Annex or (ii) an agreement with Party B providing for the posting of collateral, which agreement shall satisfy the Rating Agency Condition specified in Part 5(n) below and require Party A to post the required collateral.

"**Hedge Counterparty Ratings Requirement**" shall mean (a) either (i) the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of the substitute counterparty are rated at least "A-1" by S&P or (ii) if the substitute counterparty does not have a short-term rating from S&P, the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of the substitute counterparty are rated at least "A+" by S&P, (b) either (i) the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of such substitute counterparty are rated at least "A1" by Moody's (and if rated "A1" by Moody's, such rating is not on watch for possible downgrade) and the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of such substitute counterparty are rated at least "P-1" by Moody's (and if rated "P-1" by Moody's, such rating is not on watch for possible downgrade and remaining on watch for possible downgrade), or (ii) if such substitute counterparty does not have a short-term debt rating from Moody's, the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of such substitute counterparty are rated at least "Aa3" by Moody's (and if rated "Aa3" by Moody's, such rating is not on watch for possible downgrade), and (c) either (i) the unsecured, unguaranteed and otherwise unsupported long-term senior debt obligations of such substitute counterparty are rated at least "A" by Fitch or (ii) the unsecured, unguaranteed and otherwise unsupported short-term debt obligations of such substitute counterparty are rated at least "F1" by Fitch. For the purpose of this definition, no direct or indirect recourse against one or more shareholders of the substitute counterparty (or against any

26

Person in control of, or controlled by, or under common control with, any such shareholder) shall be deemed to constitute a guarantee, security or support of the obligations of the substitute counterparty.

(c) Section 3(a) of this Agreement is hereby amended to include the following additional representations after paragraph 3(a)(v):

(vi) *Eligible Contract Participant.* It is an "eligible contract participant" as defined in section 1a(12) of the U.S. Commodity Exchange Act.

(vii) *Individual Negotiation.* This Agreement and each Transaction hereunder is subject to individual negotiation by the parties.

(viii) *Relationship between Party A and Party B.* Subject as provided in Part 5(g), each of Party A and Party B will be deemed to represent to the other on the date on which it enters into a Transaction or an amendment thereof that (absent a written agreement between Party A and Party B that expressly imposes affirmative obligations to the contrary for that Transaction):

(1) *Principal.* It is acting as principal and not as agent when entering into this Agreement and each Transaction.

(2) *Non-Reliance.* It is acting for its own account and it has made its own independent decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgment and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into that Transaction; it being understood that information and explanations related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of that Transaction.

(3) *Evaluation and Understanding.* It is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Agreement and each Transaction hereunder. It is also capable of assuming, and assumes, all financial and other risks of this Agreement and each Transaction hereunder.

(4) *Status of Parties.* The other party is not acting as a fiduciary or an advisor for it in respect of that Transaction.

(d) *Section 1(c).* For purposes of Section 1(c) of the Agreement, the Transaction with External ID: _____ shall be the sole Transaction under the Agreement.

(e) *Transfer.* Section 7 is hereby amended to read in its entirety as follows:

Except as stated under Section 6(b)(ii), neither Party A nor Party B is permitted to assign, novate or transfer (whether by way of security or otherwise) as a whole or in part any of its rights, obligations or interests under this Agreement or any Transaction without the prior written consent of the other party; provided, however, that (i) Party A may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of substantially all of its assets to, another entity, or an incorporation, reincorporation or reconstitution, and (ii) Party A may transfer this

SE 2150906 v3
(26425.0081)

Agreement to any Person that is an office, branch or affiliate of Party A (any such Person, office, branch or affiliate, a "**Transferee**") on at least five Business Days' prior written notice to Party B; provided that, with respect to clause (ii), (A) as of the date of such transfer the Transferee will not be required to withhold or deduct on account of a Tax from any payments under this Agreement unless the Transferee will be required to make payments of additional amounts pursuant to Section 2(d)(i)(4) of this Agreement in respect of such Tax; (B) a Termination Event or Event of Default does not occur under this Agreement as a result of such transfer; (C) such notice is accompanied by a written instrument pursuant to which the Transferee acquires and assumes the rights and obligations of Party A so transferred; and (D) Party A will be responsible for any costs or expenses incurred in connection with such transfer. Party B will execute such documentation as is reasonably deemed necessary by Party A for the effectuation of any such transfer. Notwithstanding the foregoing, no such transfer shall be made unless the transferring party obtains a written confirmation from each of the Rating Agencies that, notwithstanding such transfer, the then-current ratings of the Class A Certificates, the Mezzanine Certificates and the Class B Certificates will not be reduced or withdrawn.

Except as specified otherwise in the documentation evidencing a transfer, a transfer of all the obligations of Party A made in compliance with this Section 7 will constitute an acceptance and assumption of such obligations (and any related interests so transferred) by the Transferee, a novation of the transferee in place of Party A with respect to such obligations (and any related interests so transferred), and a release and discharge by Party B of Party A from, and an agreement by Party B not to make any claim for payment, liability, or otherwise against Party A with respect to, such obligations from and after the effective date of the transfer.

(f) ***Trustee Capacity.*** It is expressly understood and agreed by the parties hereto that (i) this Agreement is executed and delivered by the Trustee not individually or personally but solely as trustee of the Trust, in the exercise of the powers and authority conferred and vested in it under the PSA, (ii) each of the representations, undertakings and agreements herein made on the part of the Trust is made and intended not as personal representations, undertakings and agreements by the Trustee but is made and intended for the purpose of binding only the Trust, (iii) nothing herein contained shall be construed as creating any liability on the part of the Trustee, individually or personally, to perform any covenant either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties hereto and by any Person claiming by, through or under the parties hereto and (iv) under no circumstances shall the Trustee be personally liable for the payment of any indebtedness or expenses of the Trust or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Trust under this Agreement or any other related documents as to all of which recourse shall be had solely to the assets of the Trust in accordance with the terms of the PSA.

(g) ***Additional Representations***.

Party B represents that:

(i) Status. The Trustee is trustee of the Trust whose appointment is valid and effective both under the laws of the State of New York and under the PSA, and the Trustee has the power to own assets in its capacity as trustee of the Trust.

(ii) Powers. In its capacity as trustee of the Trust, the Trustee has power under the PSA to execute this Agreement and any other documentation relating to this Agreement that the Trustee is executing and delivering on behalf of the Trust, to deliver this Agreement and any other documentation relating to this Agreement that it is required to execute and deliver and to perform the obligations (on behalf of the Trust) under this Agreement and any obligations (on behalf of the Trust) under any Credit

SE 2150906 v3
(26425.0081)

Support Document to which the Trust is party and has taken all necessary action to authorize such execution, delivery and performance;

(iii) No violation or conflict. Such execution, delivery and performance do not violate or conflict with any law applicable to the Trustee or the Trust, any provision of the PSA, any order or judgment of any court or other agency of government applicable to the Trustee, the Trust or any assets of the Trust, or any contractual restriction binding on or affecting the Trustee, the Trust or any assets of the Trust;

(iv) Consents. All governmental and other consents that are required have been obtained by the Trust with respect to this Agreement or any Credit Support Document to which the Trust is party have been obtained and are in full force and effect and all conditions of such consents have been complied with; and

(v) Obligations binding. The obligation of the Trust under this Agreement and any Credit Support Document to which the Trust is party constitute legal, valid and binding obligations of the Trust, enforceable against the Trust in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or law)) and no circumstances are known to the Trust or the Trustee which would or might prevent the Trustee from having recourse to the assets of the Trust for the purposes of meeting such obligations.

(h) **_Proceedings_**. Without impairing any right afforded to it under the PSA as a third party beneficiary, Party A shall not institute against or cause any other person to institute against, or join any other person in instituting against the Trust, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any federal or state bankruptcy, dissolution or similar law, for a period of one year and one day, or if longer the applicable preference period then in effect, following indefeasible payment in full of the Certificates. Nothing shall preclude, or be deemed to stop, Party A (i) from taking any action prior to the expiration of the aforementioned one year and one day period, or if longer the applicable preference period then in effect, in (A) any case or proceeding voluntarily filed or commenced by Party B or (B) any involuntary insolvency proceeding filed or commenced by a Person other than Party A, or (ii) from commencing against Party B or any of the Mortgage Loans any legal action which is not a bankruptcy, reorganization, arrangement, insolvency, moratorium, liquidation or similar proceeding.

(i) **_Change of Account_**. Section 2(b) of this Agreement is hereby amended by the addition of the following after the word "delivery" in the first line thereof:-

"to another account in the same legal and tax jurisdiction as the original account"

(j) **_Pooling and Servicing Agreement_**. Party B will provide at least ten days' prior written notice to Party A of any proposed amendment or modification to the PSA and Party B will obtain the prior written consent of Party A to any such amendment or modification, where such consent is required under the terms of the PSA.

(k) **_Set-off._** Notwithstanding any provision of this Agreement or any other existing or future agreements, each of Party A and Party B irrevocably waives as to itself any and all contractual rights it may have to set off, net, recoup or otherwise withhold or suspend or condition its payment or performance of any obligation to the other party under this Agreement against any obligation of one party hereto to the

SE 2150906 v3
(26425.0081)

other party hereto arising outside of this Agreement. The provisions for set-off set forth in Section 6(e) of this Agreement shall not apply for purposes of this Transaction.

(l) ***Notice of Certain Events or Circumstances***. Each party agrees, upon learning of the occurrence or existence of any event or condition that constitutes (or that with the giving of notice or passage of time or both would constitute) an Event of Default or Termination Event with respect to such party, promptly to give the other party notice of such event or condition (or, in lieu of giving notice of such event or condition in the case of an event or condition that with the giving of notice or passage of time or both would constitute an Event of Default or Termination Event with respect to the party, to cause such event or condition to cease to exist before becoming an Event of Default or Termination Event); provided that failure to provide notice of such event or condition pursuant to this Part 5(l) shall not constitute an Event of Default or a Termination Event.

(m) ***Regarding Party A***. Party B acknowledges and agrees that Party A has had and will have no involvement in and, accordingly Party A accepts no responsibility for: (i) the establishment, structure, or choice of assets of Party B; (ii) the selection of any person performing services for or acting on behalf of Party B; (iii) the selection of Party A as the Counterparty; (iv) the terms of the Certificates; (v) the preparation of or passing on the disclosure and other information contained in any offering circular for the Certificates, the PSA, or any other agreements or documents used by Party B or any other party in connection with the marketing and sale of the Certificates (other than information provided by Party A for purposes of the disclosure document relating to the Class A Certificates, the Mezzanine Certificates and the Class B Certificates); (vi) the ongoing operations and administration of Party B, including the furnishing of any information to Party B which is not specifically required under this Agreement; or (vii) any other aspect of Party B's existence.

(n) ***Rating Agency Condition.*** Without prejudice to Section 9 of this Agreement, this Agreement will not be amended unless the Rating Agency Condition is satisfied with respect to such amendment. "Rating Agency Condition" means, with respect to any particular proposed act or omission to act hereunder that the party acting or failing to act must consult with each of S&P, Fitch and Moody's then providing a rating of the Class A Certificates, the Mezzanine Certificates and the Class B Certificates and receive a prior written confirmation from each of the Rating Agencies that S&P, Moody's or Fitch will not downgrade or withdraw its then-current ratings of any outstanding the Class A Certificates, the Mezzanine Certificates and the Class B Certificates.

(o) ***Jurisdiction.*** Section 13(b) is hereby amended by: (i) deleting in the second line of subparagraph (i) thereof the word "non-" and (ii) deleting the final paragraph thereof.

(p) ***Waiver of Jury Trial.*** Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Agreement or any Credit Support Document. Each party certifies (i) that no representative, agent or attorney of the other party or any Credit Support Provider has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Agreement and provide for any Credit Support Document, as applicable, by, among other things, the mutual waivers and certifications in this Section.

(q) ***Consent to Recording.*** Each party (i) consents to the recording of the telephone conversations of trading and marketing personnel of the parties in connection with this Agreement or any potential transaction and (ii) if applicable, agrees to obtain any necessary consent of, and give notice of such recording to, such personnel.

30

(r) ***Independent Reliance.*** The parties agree to amend Section 3 of this Agreement by the addition of the following provision at the end thereof and marked as subsection (g).

> "(g) **Independent Reliance.** Party A is entering into this Agreement and will enter into each Transaction in reliance upon such tax, accounting, regulatory, legal, and financial advice as it deems necessary and not upon any view expressed by the other party. Party B is entering into this Agreement and will enter into each Transaction in reliance upon the direction of the Depositor and not upon any view expressed by the other party."

(s) ***Escrow Payments.*** If (whether by reason of the time difference between the cities in which payments are to be made or otherwise) it is not possible for simultaneous payments to be made on any date on which both parties are required to make payments hereunder, either party may at its option and in its sole discretion notify the other party that payments on that date are to be made in escrow. In this case deposit of the payment due earlier on that date shall be made by 2:00 pm (local time at the place for the earlier payment) on that date with an escrow agent selected by the notifying party, accompanied by irrevocable payment instructions (i) to release the deposited payment to the intended recipient upon receipt by the escrow agent of the required deposit of the corresponding payment from the other party on the same date accompanied by irrevocable payment instructions to the same effect or (ii) if the required deposit of the corresponding payment is not made on that same date, to return the payment deposited to the party that paid it into escrow. The party that elects to have payments made in escrow shall pay all costs of the escrow arrangements.

SE 2150906 v3
(26425.0081)

IN WITNESS WHEREOF, the parties have executed this document by their duly authorized officers with effect from the date specified on the first page hereof.

<table>
<tr>
<td>

BEAR STEARNS FINANCIAL PRODUCTS INC.

</td>
<td>

LONG BEACH MORTGAGE LOAN SUPPLEMENTAL INTEREST TRUST 2006-3

By Deutsche Bank National Trust Company, not in its individual capacity but solely as Trustee on behalf of Long Beach Mortgage Loan Supplemental Interest Trust 2006-3

</td>
</tr>
<tr>
<td>

By: _____

Name:

Title:

</td>
<td>

By: _____

Name:

Title:

By: _____

Name:

Title:

</td>
</tr>
</table>

32